EXHIBIT 99.9

2013-2014 First Quarter Report

Published by:
Department of Finance
Government of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada

Internet: www.gnb.ca/finance

September 2013

Translation:
Translation Bureau, Government Services

ISBN 978-1-55396-368-4

Think Recycling!

2013 Economic Update

●         The IMF revised their forecast downward from their April outlook of 3.3 per cent, with global growth in 2013 expected to remain at the 2012 level of 3.1 per cent.

●         Factors influencing global growth include weaker domestic demand and slower growth in several key emerging market economies, as well as a more protracted recession in the euro area.

●         Real GDP in the U.S. increased by an annual rate of 1.7 per cent in the second quarter, following a 1.1 per cent growth rate in the first quarter.

●         The Bank of Canada is now projecting real GDP growth of 1.8 per cent in 2013, up from earlier expectations, as external demand increases and business confidence strengthens.

●         Many private sector forecasters have lowered their growth expectations for New Brunswick and are now modestly above the Department of Finance forecast of 0.5 per cent real GDP growth for 2013.

●         Employment declined by 2,500 in the first six months of the year, with gains in the goods-producing sector limiting a decline in the service sector.

●         Wages and salaries grew by less than 1.0 per cent year-to-date and trailed the national growth rate. Consumer spending is beginning to show signs of recovery with five consecutive monthly increases in retail sales; moreover sales in May were at their highest level in sixteen months.

●         Led by a healthy start to the year – particularly in wood products – manufacturing sales have shown a modest improvement (+1.4%) over 2012 levels.

●         Housing starts in the provinces urban centres are down 13.0 per cent over year-earlier levels. Single family construction slowed during the first half of the year in the provinces large urban centres, while multi-unit construction showed a modest improvement.

●         Consumer price inflation in the province has averaged 0.5 per cent, slightly lower than the national growth rate of 0.8 per cent.

New Brunswick Economic Indicators
	2011	2012	2013F
Real GDP	0.0	-0.6	0.5
Wages and Salaries	3.9	1.6	2.0
Employment	-1.2	-0.2	0.0
Unemployment Rate (%)	9.5	10.2	10.5
Consumer Price Index	3.5	1.7	1.2
Source: Statistics Canada
% chg unless otherwise indicated

2013-2014 Fiscal Update

Based on first quarter information, there is a deficit of $499.9 million for 2013-2014. This is an increase of $21.2 million compared to the budget deficit of $478.7 million.

Net  debt  is  projected  to  increase  $619.2  million  year-over-year,  an  increase  of $24.7 million from the budget estimate of $594.4 million.

Revenues are $41.4 million lower than budget mainly due to weaker-than-anticipated results for NB Power and reduced Special Operating Agency Account Revenue. The major variances include:

●
Return on Investment is down $32.4 million mainly due to lower net income of $30.0 million for the New Brunswick Electric Finance Corporation due to weaker- than-anticipated results for NB Power. This is due to increased costs for fuel, pensions and purchased power.

●
Sale of Goods and Services is down $16.0 million from budget which is mainly offset by an increase of $13.6 million in Miscellaneous Revenue. This is due to a realignment of revenue for the Regional Health Authorities.

●	Special Operating Agency Account Revenue (net) is down $4.4 million mainly due to lower expenses related to federal agreements.

2013-2014 Fiscal Update

Total  expenses  are  projected  to  be  $20.2  million  lower  than  budget.  The  major variances include the following:

●	General Government ($7.7 million under): Various miscellaneous under- expenditures, including lower than budgeted centrally managed funds and Consolidated Entity expenses.

●	Justice and Attorney General ($3 million under): Mainly due to the transfer of certain functions to the new Financial and Consumer Services Commission.

●
Post-Secondary Education, Training and Labour ($9.9 million under): Primarily due to projected under-expenditures in the Student Financial Assistance program due to lower interest rates and provision for loss savings, as well as the Labour Market Development program due to lower than expected uptake for employment programs.

●	Transportation and Infrastructure ($2.3 million over): Mainly due to higher than budgeted expenses for Ferry Operations.

●
Other accounts ($2.0 million under): Lower than budgeted expenses in the Regional Development Corporation Special Operating Agency due to some projects that were budgeted in 2013-14 occurring in the previous fiscal year. This was partially offset by higher than budgeted capital account expenses in the Department of Transportation and Infrastructure.

COMPARATIVE STATEMENT OF SURPLUS OR DEFICIT
Thousands
$

	Year Ending March 31
	2014	2014	Variance from
	Estimate	1st Quarter	Estimate
Revenue
Ordinary Account	7,565,600	7,528,118	(37,482)
Capital Account	81,044	82,068	1,024
Special Purpose Account	61,658	61,094	(564)
Special Operating Agency Account (net)	79,133	74,722	(4,411)
Sinking Fund Earnings	206,500	206,500	0
Total Revenue	7,993,935	7,952,502	(41,433)

Expense
Ordinary Account	7,930,758	7,913,062	(17,696)
Capital Account	44,689	47,895	3,206
Special Purpose Account	72,462	72,522	60
Special Operating Agency Account (net)	69,199	63,146	(6,053)
Amortization of Tangible Capital Assets	355,520	355,760	240
Total Expense	8,472,628	8,452,385	(20,243)

Surplus (Deficit)	(478,693)	(499,883)	(21,190)

COMPARATIVE STATEMENT OF ORDINARY ACCOUNT REVENUE BY SOURCE
Thousands
$

	Year Ending March 31
	2014	2014	Variance from
	Estimate	1st Quarter	Estimate
Taxes
Personal Income Tax	1,416,000	1,416,000	0
Corporate Income Tax	236,400	236,400	0
Metallic Minerals Tax	2,000	0	(2,000)
Provincial Real Property Tax	481,500	481,500	0
Harmonized Sales Tax	1,159,800	1,159,800	0
Gasoline and Motive Fuels Tax	243,000	243,000	0
Tobacco Tax	157,000	157,000	0
Pari-Mutuel Tax	600	600	0
Insurance Premium Tax	47,205	47,205	0
Real Property Transfer Tax	11,500	11,500	0
Large Corporation Capital Tax	0	0	0
Financial Corporation Capital Tax	28,000	30,000	2,000
Sub-total: Taxes	3,783,005	3,783,005	0

Return on Investment	326,840	294,483	(32,357)
Licences and Permits	138,267	137,756	(511)
Sale of Goods and Services	293,867	277,854	(16,013)
Lottery and Gaming Revenues	153,347	153,347	0
Royalties	110,855	110,855	0
Fines and Penalties	8,294	8,294	0
Miscellaneous	36,959	50,558	13,599

TOTAL: OWN SOURCE REVENUE	4,851,434	4,816,152	(35,282)

Unconditional Grants – Canada	1,562,000	1,562,000	0
Fiscal Equalization Payments
Canada Health Transfer	664,000	664,000	0
Canada Social Transfer	262,300	262,300	0
Wait Times Reduction Transfer	5,368	5,368	0
Other	1,866	1,866	0
Sub-total: Unconditional Grants – Canada	2,495,534	2,495,534	0

Conditional Grants – Canada	218,632	216,432	(2,200)

TOTAL: GRANTS FROM CANADA	2,714,166	2,711,966	(2,200)

TOTAL: GROSS ORDINARY REVENUE	7,565,600	7,528,118	(37,482)

COMPARATIVE STATEMENT OF ORDINARY ACCOUNT EXPENSE
Thousands
$

	Year Ending March 31

	2014	2014	Variance
DEPARTMENT	Estimate	1st Quarter	from Estimate
			$	%
Agriculture, Aquaculture and Fisheries	39,882	39,882	0	0.0%
Economic Development	101,373	101,373	0	0.0%
Education and Early Childhood Development	1,074,592	1,074,592	0	0.0%
Efficiency New Brunswick	11,649	11,649	0	0.0%
Energy and Mines	8,061	8,061	0	0.0%
Environment and Local Government	139,497	139,497	0	0.0%
Executive Council Office	18,370	18,260	(110)	-0.6%	✓
Finance	18,949	18,949	0	0.0%
General Government	862,873	855,175	(7,698)	-0.9%	✓
Government Services	59,597	59,597	0	0.0%
Health	2,583,815	2,583,815	0	0.0%
Healthy and Inclusive Communities	17,301	17,251	(50)	-0.3%	✓
Human Resources	3,973	3,973	0	0.0%
Invest NB	14,638	14,638	0	0.0%
Justice and Attorney General	62,700	59,718	(2,982)	-4.8%	✓
Legislative Assembly	21,659	21,659	0	0.0%
Natural Resources	101,593	101,993	400	0.4%	!
Office of the Premier	1,652	1,652	0	0.0%
Post-Secondary Education, Training and Labour	604,341	594,488	(9,853)	-1.6%	✓
Public Safety	147,581	147,581	0	0.0%
Service of the Public Debt	664,000	664,000	0	0.0%
Social Development	1,062,734	1,062,734	0	0.0%
Tourism, Heritage and Culture	37,632	37,924	292	0.8%	!
Transportation and Infrastructure	272,296	274,601	2,305	0.8%	!

TOTAL	7,930,758	7,913,062	(17,696)	-0.2%

✓ Projected under-expenditure
!   Projected over-expenditure

COMPARATIVE STATEMENT OF CHANGE IN NET DEBT
Thousands
$

	Year Ending March 31
			Variance
	2014	2014	from
	Estimate	1st Quarter	Estimate

Surplus (Deficit)	(478,693)	(499,883)	(21,190)

Acquisition of Tangible Capital Assets	(421,374)	(421,930)	(556)

Amortization of Tangible Capital Assets	355,520	355,760	240

Deferred Revenue Related to Tangible Capital Assets	(49,894)	(53,110)	(3,216)

(Increase) Decrease in Net Debt	(594,441)	(619,163)	(24,722)